UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   September 21, 2020

East Stone Acquisition Corporation

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-39233	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 Mall Road, Suite 330

Burlington, MA 01803

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (781) 202 9128

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, one Right and one Warrant	ESSCU	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	ESSC	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one Ordinary Share	ESSCR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Ordinary Share, each whole Ordinary Share exercisable for $11.50 per share	ESSCW	The Nasdaq Stock Market LLC

Item 1.01 Entry Into A Material Definitive Agreement.

BUSINESS COMBINATION AGREEMENT

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof.   The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

General Description of the Business Combination Agreement

On September 21, 2020, East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Ufin Holdings Limited, a Cayman Islands limited liability company ( “Ufin”), Ufin Tek Limited (upon execution of a joinder thereto), a to-be-formed British Virgin Islands company (“Pubco”), Ufin Mergerco Limited (upon execution of a joinder thereto), a to-be-formed British Virgin Islands company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Sherman Xiaoma Lu, an individual, in the capacity as the Purchaser Representative thereunder, Yingkui Liu, in the capacity as the Seller Representative thereunder, and Ufin Investment Limited, a British Virgin Islands limited liability company and the sole holder of Ufin’s outstanding capital shares (the “Seller”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Merger Sub will merge with and into East Stone, with East Stone continuing as the surviving entity (the “Merger”), and with holders of East Stone securities receiving substantially identical securities of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of Ufin (the “Purchased Shares”) from the Seller in exchange for ordinary shares of Pubco, with Ufin becoming a wholly-owned subsidiary of Pubco (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

Exchange Consideration

The total consideration to be paid by Pubco to the Seller (which consideration shall be allocated to certain designated recipients (the “Designated Share Recipients”)) for its shares of Ufin shall be a combination of Pubco ordinary shares and Pubco warrants equal to up to Four Hundred Fifty Million Dollars ($450,000,000) (the “Exchange Consideration”) consisting of (a) a number of Pubco ordinary shares (the “Base Exchange Shares”) equal in value to: (i) $300,000,000, plus (or minus, if negative) Ufin’s net working capital, and minus (ii) the aggregate amount of any outstanding indebtedness of Ufin (in excess of RMB10,000,000 (the “Closing Debt”), (b) 6,000,000 Pubco warrants, and (c) up to 15,000,000 Pubco ordinary shares if certain conditions are met (the “Earnout Shares”), and together with the Base Exchange Shares (the “Exchange Shares”). At the Closing, Seller will allocate its shares among certain designated recipients of the shares (the “Designated Share Recipients”).

The number of Base Exchange Shares is subject to adjustment prior to Closing based on estimates of net working capital and the Closing Debt, determined using the numbers from Ufin’s financial closing of each fiscal quarter prior to Closing.

The issuances of Pubco ordinary shares in connection with the Share Exchange will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon Section 4(a)(2) thereof because securities of Pubco will issued to a limited number of Designated Share Recipients without involving a public offering. Such issuances will also be exempted from registration in reliance upon Regulation S of the Securities Act with regard to certain Designated Share Recipients receiving Pubco ordinary shares who are qualified as non-U.S. persons thereunder.

Earnout Escrow Account

The parties agreed that at or prior to the Closing, Pubco, the Seller and Continental Stock Transfer & Trust Company (or another mutually acceptable escrow agent), as escrow agent (the “Escrow Agent”), will enter into an Escrow Agreement, effective as of the Closing, in form and substance reasonably satisfactory to East Stone and Ufin (the “Escrow Agreement” ), pursuant to which Pubco will deliver to the Escrow Agent 15,000,000 Exchange Shares (such Exchange Shares, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted the “Earnout Escrow Shares”) to be held, along with any dividends, distributions or income thereon (together with the Earnout Escrow Shares, the “Earnout Escrow Property”) in a segregated account (the “Earnout Escrow Account”) and disbursed in accordance with the Business Combination Agreement and the Escrow Agreement.

In the event that the Pubco revenue for the fiscal year ending June 30, 2022 (the “Earnout Period”) as set forth in the audited consolidated income statement of Pubco filed with its Form 20-F or Form 10-K (the “Earnout Revenue”) is equal to or greater than One Billion Four Hundred Million Renminbi (RMB 1,400,000,000), but less than One Billion Seven Hundred Fifty Million Renminbi (RMB 1,750,000,000), while maintaining a gross margin at or greater than Eighty-Five percent (85%), then, subject to the terms and conditions of the Business Combination Agreement, the Designated Share Recipients’ rights to receive Ten Million (10,000,000) Earnout Exchange Shares (the “First Tier Earnout Payment”) shall vest and shall no longer be subject to forfeiture and Five Million Earnout Exchange Shares will be forfeited. In all other cases, the First Tier Earnout Payment will be forfeited.

In the event that the Earnout Revenue is equal to or greater than One Billion Seven Hundred Fifty Million Renminbi (RMB 1,750,000,000), while maintaining a gross margin at or greater than Eighty-Five percent (85%), then, subject to the terms and conditions of this Agreement, the Designated Share Recipients’ rights to receive Fifteen Million (15,000,000) Earnout Exchange Shares (the “Second Tier Earnout Payment”) of the Earnout Escrow Property shall vest and shall no longer be subject to forfeiture. In all other cases, the Second Tier Earnout Payment will be forfeited.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by East Stone, Ufin, Pubco and Seller as of the date of such agreement (or the relevant joinder) or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement, in each case subject to certain customary exceptions. The representations and warranties made by East Stone, Ufin and Pubco are customary for transactions similar to the Transactions.

In the Business Combination Agreement, Ufin made certain customary representations and warranties to East Stone, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) insurance; (23) customers and suppliers; (24) business practices; (25) Investment Company Act of 1940; (26) finders and brokers; (27) information supplied; and (28) independent investigation. Additionally, Pubco made certain customary representations and warranties to East Stone with respect to Pubco and Merger Sub, including representations and warranties related to the following: (1) corporate matters, including due organization, existence and good standing; (2) governmental approvals; (3) non-contravention; (4) capitalization; (5) title and ownership of the Pubco shares to be issued to the Seller; (6) Pubco and Merger Sub activities; (7) finders and brokers; (8) Investment Company Act of 1940; (9) information supplied; and (10) independent investigation.

In the Business Combination Agreement, East Stone made certain customary representations and warranties to Ufin and the Seller, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) the Securities and Exchange Commission (the “SEC”) filings and financial statements; (7) absence of certain changes; (8) compliance with laws; (9) litigation, orders and permits; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Investment Company Act of 1940 and the JOBS Act; (16) finders and brokers; (17) business practices; (18) insurance; (19) information supplied; (20) information supplied; and (21) the trust account.

In the Business Combination Agreement, Seller made customary representations and warranties to East Stone, including among others, related to the following: (1) organization and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) ownership of the Purchased Shares; (4) governmental approvals; (5) non-contravention; (6) litigation; (7) investment representations; (8) finders and brokers; (9) information supplied; and (10) independent investigation.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) East Stone’s public filings and Ufin’s interim financial statements; (4) no solicitation of, or entering into, any alternative competing transactions; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) further assurances; (9) public announcements; (10) confidentiality; (11) indemnification of directors and officers; (12) use of trust proceeds after the Closing; and (13) efforts to and support a private placement or backstop arrangements, if sought.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately after the Closing to consist of a board of seven directors in two classes, serving for alternating two-year terms, four of which will be independent. Two directors will be designated by East Stone prior to the Closing and five directors will be designated by Ufin prior to the Closing (with East Stone’s designees serving until the second annual meeting of Pubco shareholders after the Closing).

East Stone and Pubco also agreed to jointly prepare, and Pubco shall file with the SEC, a registration statement on Form F-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of the issuance of securities of Pubco to the holders of the East Stone securities and containing a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of East Stone for the matters relating to the Transactions to be acted on at the special meeting of the shareholders of East Stone and providing such holders an opportunity to participate in the redemption of all or a portion of their public shares of East Stone upon the Closing (the “Redemption”).

The Parties agree that after taking into consideration the Redemption, the trust account proceeds and the gross proceeds of a private placement, the amount of cash available to East Stone should amount to Thirty Million Dollars ($30,000,000) or more at Closing.

Survival and Indemnification

All of representations and warranties of the parties survive the Closing until July 1, 2022.

All covenants, obligations and agreements of the parties contained in the Business Combination Agreement that are required to the performed after the Closing shall survive the Closing and continue until fully performed in accordance with their terms.

The Seller and its sole director will provide indemnification for any breach of any representations and warranties or covenants of Ufin or the Seller.

Indemnification claims by East Stone, on the one hand, and Seller, on the other hand, are subject to a basket of $500,000 in aggregate losses before any indemnification claim is paid, but upon meeting the threshold, all indemnification claims are paid back to the first dollar of losses.

The maximum aggregate amount of indemnification payments to which East Stone or the Seller and its sole director will be obligated to pay (other than with respect to fraud claims relating to the transactions under the Business Combination Agreement or breaches of certain fundamental representations) is capped at an amount equal to the 15% of the Exchange Consideration. Fraud claims relating to the Transactions or breaches of fundamental representations are payable in a maximum aggregate amount equal to the Exchange Consideration.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of East Stone’s shareholders; (ii) expiration of any waiting period under applicable antitrust laws; (iii) no law or order preventing or prohibiting the Transactions; (iv) no pending litigation to enjoin or restrict the consummation of the Closing; (v) East Stone having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any private placement financing; (vi) the effectiveness of the Registration Statement; (vii) amendment by the shareholders of Pubco of Pubco’s memorandum and articles of association; (viii) receipt by Ufin and East Stone of evidence reasonably satisfactory to each such party that Pubco qualifies as a foreign private issuer; and (ix) the election or appointment of members to Pubco’s post-closing board of directors designated by Ufin and East Stone.

In addition, unless waived by Ufin, the obligations of Ufin, Pubco, Merger Sub and the Seller to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of East Stone being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) East Stone having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to East Stone since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by Ufin and Pubco of a Registration Rights Agreement, in form and substance reasonably acceptable to Ufin and East Stone, providing customary registration rights to the Seller with respect to the portion of the Exchange Shares delivered to the Seller at the Closing and any Earnout Escrow Shares that are released from escrow to the Seller (the “Seller Registration Rights Agreement”); and (v) East Stone, Pubco and the other parties thereto will have amended East Stone’s Registration Rights Agreement (such amendment, the “Founder Registration Rights Agreement Amendment”) that was entered into by East Stone at the time of its initial public offering, in form and substance reasonably acceptable to East Stone and Ufin, to among other matters, have such agreement apply to Pubco and the Pubco securities to be received in connection with the Merger by East Stone’s shareholders that are parties to such agreement.

Unless waived by East Stone, the obligations of East Stone, to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Ufin, Pubco and the Seller being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) Ufin, Pubco, Merger Sub and Seller having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Ufin or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by East Stone of employment agreements, effective as of the Closing, in form and substance reasonably acceptable to East Stone and Ufin between such individuals as they mutually agree acting reasonably and either Pubco or Ufin, as they mutually agree acting reasonably, duly executed by the parties thereto; (v) receipt by East Stone of the Founders Registration Rights Agreement Amendment, each executed by Pubco; (vi) receipt by East Stone of share certificates and other documents evidencing the transfer of the Purchased Shares to Pubco; and (vii) receipt by East Stone of the evidence of the termination of any outstanding options, warrants or other convertible securities of Ufin, without any consideration or liability therefor.

Termination

The Business Combination Agreement may be terminated at any time prior the Closing by either East Stone or Ufin if the Closing has not occurred on or prior to February 15, 2021 (the “Outside Date”); provided that if East Stone, at its election, either makes a three month automatic extension (the “Automatic Extension”) or receives shareholder approval for a charter amendment to extend the term it has to consummate a business combination (“Charter Extension”), East Stone can extend the Outside Date by three months in the case of the Automatic Extension or in the case of a Charter Extension the shorter of three months and the period ending on the last day for East Stone to consummate a business combination.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of East Stone and Ufin; (ii) by either East Stone or Ufin if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by Ufin for East Stone’s uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (iv) by East Stone for the uncured breach of the Business Combination Agreement by Ufin, Pubco, Merger Sub or any Seller, such that the related Closing condition would not be met; (v) by East Stone if there has been a Material Adverse Effect with respect to Ufin since the date of the Business Combination Agreement which is uncured and continuing; (vi) by either East Stone or Ufin if East Stone holds its shareholder meeting to approve the Business Combination Agreement and the Transactions and such approval is not obtained; and (vii) by UFin, in the event that, after taking into consideration the Redemption, the trust account proceeds and the gross proceeds of a private placement, the amount of cash available to East Stone is less than Thirty Million Dollars ($30,000,000).

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

In the event the Business Combination Agreement is terminated by East Stone as a result of a material breach by Ufin, Pubco, Merger Sub or the Seller, Ufin will pay East Stone a termination fee of $2,500,000 plus expenses, provided that the aggregate amount of the termination fee shall not exceed $3,000,000.

Trust Account Waiver, Non-Recourse and Releases

Ufin, Pubco, Merger Sub and the Seller have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in East Stone’s trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

 The parties agreed that all claims or actions that may be based upon, arise out of or relate to the Business Combination Agreement or any of the ancillary documents may only be made against the parties to the Business Combination Agreement and not against any of their past present or future directors, officers, employees, members, managers, partners affiliates, agents, attorneys or representatives.

Seller, on behalf of itself and its affiliates that own shares of Seller, provided a release of Ufin and its subsidiaries, effective as of the Closing, for any rights with respect litigation proceedings, obligations, agreements, debts and liabilities, which such person now has and has ever had against Ufin, other than its rights under the Business Combination Agreement and ancillary documents and other customary exceptions.

Governing Law and Arbitration

The Business Combination Agreement is governed by New York laws. All actions arising out of or relating to the Business Combination Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York.

Related Agreements

Lock-Up Agreements

Simultaneously with the Closing, Seller and the executive officers of Ufin will enter in a lock-up agreement providing for a lock-up period commencing on the date of the Closing and ending on the earlier of (x) fifteen months from the Closing, (y) the date Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party (a “Subsequent Transaction”) and (z) the date on which the closing sale price of the Pubco ordinary shares equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) consecutive trading day period.

In addition, certain Designated Share Recipients will enter into an identical lock-up agreement except that the lock-up period will end on the earlier of six months and a Subsequent Transaction.

Non-Competition Agreements

Simultaneously with the Closing, Seller and certain Designated Share Recipients will enter into non-competition and non-solicitation agreements (the “Non-Competition Agreement”), pursuant to which they shall agree not to compete with Pubco, East Stone, Ufin and their respective subsidiaries on terms to be mutually agreed. The Non-Competition Agreement also contains customary non-solicit, non-disparagement and confidentiality provisions.

Registration Rights Agreement

At the Closing, the Seller and certain Designated Share Recipients will enter into a registration rights agreement with Pubco whereby they will receive demand and piggy-back registration rights with respect to the Exchange Shares received in the Transactions.

Amendment to Founders Registration Rights Agreement

At the Closing, the Founder Registration Rights Agreement which was entered into at East Stone’s initial public offering will be amended to add Pubco as a party and to reflect the issuance of Pubco ordinary shares and warrants pursuant to the Business Combination Agreement, and to accommodate the provisions of the Seller Registration Rights Agreement.

Amended Pubco Charter

Pubco will amend and restate its charter as of the Closing to provide for a more customary public company charter and set forth the rights of the Pubco ordinary shares.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties, covenants and agreements were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms, but it is not intended to provide any other factual information about East Stone, Ufin or any other party to the Business Combination Agreement. In particular, the representations and warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in East Stone’s public disclosures.

The forms of Lock-Up Agreement are filed with this Current Report on Form 8-K as Exhibits 10.1 and 10.2 and are incorporated herein by reference, and the foregoing descriptions of the Lock-Up Agreements are qualified in their entirety by reference thereto.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of September 21, 2020, by and among East Stone Acquisition Corporation, Sherman Xiaoma Lu, in the capacity as the Purchaser Representative, Ufin Holdings Limited, Ufin Tek Limited, Ufin Mergerco Limited, Ufin Investment Limited and Yingkui Liu, in the capacity as a Seller Representative.

10.1	Form of Lock-Up Agreement for Seller and Officers.

10.2	Form of Lock-Up Agreement for certain Designated Share Recipients.

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

ADDITIONAL INFORMATION

Ufin Tek Limited, a to-be-formed British Virgin Islands company (“Pubco”) intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”) and a prospectus in connection with the proposed business combination (the “Business Combination”) involving East Stone, Ufin Holdings Limited, a Cayman Islands limited liability company ( “Ufin”), Ufin Mergerco Limited, a to-be-formed British Virgin Islands company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Sherman Xiaoma Lu, an individual, in the capacity as the Purchaser Representative, Yingkui Liu, in the capacity as the Seller Representative, and Ufin Investment Limited, a British Virgin Islands limited liability company and the sole holder of Ufin’s outstanding capital shares (the “Seller”). The definitive proxy statement and other relevant documents will be mailed to shareholders of East Stone as of a record date to be established for voting on the Business Combination. Shareolders of East Stone and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with East Stone’s solicitation of proxies for the special meeting of its shareholders to be held to approve the Business Combination because these documents will contain important information about East Stone, Ufin, Pubco and the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to East Stone by contacting its Chief Financial Officer, Chunyi (Charlie) Hao, c/o East Stone Acquisition Corporation, 25 Mall Road, Suite 330, Burlington, MA 01803, at (781) 202-9128 or at hao@estonecapital.com.

DISCLAIMER

This report and the exhibits hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

East Stone, Pubco, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of East Stone in connection with the Business Combination. Information regarding the officers and directors of East Stone is set forth in East Stone’s annual report on Form 10-K, which was filed with the SEC on September 21, 2020. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form F-4 (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties concerning the Business Combination, Ufin’s expected financial performance, as well as its strategic and operational plans. Actual events or results may differ materially from those described in this report due to a number of risks and uncertainties. These risks and uncertainties could cause actual results or outcomes to differ materially from those indicated by such forward looking-statements. These risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against the East Stone, Ufin or others following announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of the Company; (4) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain consents and approvals of Ufin’s shareholders and investors; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (7) the inability to recognize the anticipated benefits of the Business Combination; (8) the ability to obtain or maintain the listing of Pubco’s securities on The Nasdaq Stock Market, following the Business Combination, including having the requisite number of shareholders; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Ufin may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in filings with the SEC by East Stone or Pubco.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

East Stone Acquisition Corporation

Date: September 23, 2020	By:	/s/ Xiaoma (Sherman) Lu
		Name:	Xiaoma (Sherman) Lu
		Title:	Chief Executive Officer